March 13, 2013

Securities and Exchange Commission
Washington, DC 20510

Re: Electric Tractor Corp.
Registration Statement on Form S-1
Filed November 2, 2012
File No. 333-170932

To Whom It May Concern:

Pursuant to your letter dated November 29, 2012 with regard to the above referenced Registration Statement, Electric Tractor Corp. (the “Company”) has filed an amended registration statement. The Company has addressed the Commission’s comments in the amended registration statement and sets forth its comments to the comment letter below. The responses track the numbering in your letter.

1.           Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company .

The Company has put a disclosure about its election under the Jobs Act to be considered an Emerging Growth Company in both the prospectus summary and the risk factors section.

2.           Risk Factors, page 6
We must remain in compliance with our reporting requirements, page 9

Please revise to reflect the fact that you are not yet listed on the OTC Bulletin Board and there is no guarantee that you will be.

The risk factor has been revised consistent with this comment.

3.           Selling Stockholder, page 10
Please revise to describe the transaction in which the selling stockholders acquired their shares.

The Company has disclosed that the selling shareholders received their shares pursuant to a stock dividend as shareholders of AEC I, Inc., a Nevada corporation in 2008. The shares were acquired by AEC I in settlement of a debt owed by the Registrant.

4.           Please revise to include the names of the selling shareholders in the registration statement, rather than referring to an exhibit.

The Company has listed the selling shareholders within the registration statement.

5.           Please revise the second and fourth columns to reflect the fact that the ownership percentages in each case will be more than 0.

The columns have been revised accordingly.

6.           Please revise to reflect the fact that all of the selling shareholders may be deemed underwriters.

The Company has added a disclosure in the plan of distribution that the selling shareholders may be considered underwriters.

7.           Please disclose the number of shares that could be sold pursuant to Rule 144 and the number of shares that you have agreed to register for sale by security holders. Add any appropriate risk factors.

The Company has added a disclosure that all the shares being registered on the registration statement would be eligible for resale pursuant to Rule 144.

8.           Description of Business, page 13

Revise here and in your summary section to provide a clear picture of the steps you anticipate you will need to take in order to generate revenue. Please clearly describe the capital needed to complete each step and expected timelines. In addition, identify expected sources of capital for each step.

The Company has revised its disclosure regarding the steps needed to become revenue generating, the cost of such steps and the source of capital therefore. It is expected that manufacturing will start in November 2013

9.           Please provide the information required by Regulation S-K Item 101(h)(5).

The Company had disclosed that it has not provided annual reports to security holders.

10.           Refer to the first sentence in the sixth paragraph on page 14. Please describe how and where your product is expected to be manufactured. Please disclose whether you mean that the locations identified for the assembly of the tractors are the locations of third-party manufacturers or the locations of manufacturing facilities that you intend to build. Also add appropriate risk factors to highlight your current lack of a manufacturing location or suppliers.

The response to this comment is incorporated into the response to comment 9.
11.           Please revise to explain why Electric Tractor Corporation of Baden, Ontario discontinued producing and selling tractors in 2005 and explain how you expect to overcome any challenges which lead to the discontinuation.

 The Company has added: The Baden operation was inadequately financed and operated from day to day barely covering its fixed costs. The low price of gas made it hard to sell the electric Tractor and after 9/11 the Baden Company lost all its sales which brought the company to insolvency from which point it could not recuperate.

12.           Please disclose when and how you disposed of the assets and liabilities of your plastic recycling business. Also, please disclose what you did to attempt to commercialize the plastic recycling technology and why you ceased attempts to commercialize this part of your business.

The company now states that the prior management could not get adequate funding to commercialize the technology.

13.           Please disclose your activities from your date of incorporation until you acquired the plastic recycling business. You also should disclose your activities to the extent there was a gap between the date that you exited the recycling business and entered the tractor business.

The history section has been revised consistent with these comments.

14.           Please clarify to explain why you have been unable to commercialize your product despite having owned the intellectual property for almost three years.

The Company has clarified that a lack of funding has hampered its ability to get to commercialization sooner.

15.           With regard to the data you cite in your prospectus, please tell us:

● How you confirmed that the data reflects the most recent available information;

The Assn. of Equipment Manufacturers (AEM) publishes industry data on a monthly basis on its website. The most recent full year reports are for 2012 and have now been updated in the prospectus. Data sourced from the U.S. Census Bureau and Freedonia Group’s research represent the most accessible current information at the time the S-1 filing was prepared.

● Whether you paid for the compilation of the data;

No specific fees were paid nor required to source generators or for the compilation of this information.

● Whether the data was prepared for use in the registration statement; and

The information is sourced from publicly available website content and was not prepared specifically for the registration statement.

● Whether the authors of the data consented to your use of it in the registration statement.

The data was generated from public sources in the case of U.S. Census information. Websites of member associations and private research organizations, in the case of The Association of Equipment Manufacturers, Outdoor Product Equipment Institute and The Freedonia Group, each does reserve all rights while permitting data referencing provided the source of the data is acknowledged. We are in full compliance of their referencing requirements.

16.           Where you elect to refer to internet addresses, such as in the footnotes on page 15, please note your obligations, including the filing obligations, as described in footnote 41 and the related text of Release 33-7856 (April 28, 2000).

The Company has noted it’s obligations with respect thereto.

17.           Please provide us objective support for your statements in this section regarding the characteristics of your potential products, including those regarding quietness, “environmentally friendly,” lack of emissions, “quick attachment changes,” and lack of heat or vibrations to the driver.

The Company has provided objective support in the registration statement and as set forth below:

● Noise: The Electric Tractor models use only electric direct drive motors for propulsion and attachments such as power to the mower blades and snow thrower. As a result there is no internal combustion noise and no mechanical belt emissions present resulting in a quiet operating condition measured below 73 dB on-board. This acceptable operating environment requires no operator ear protection as strongly recommended by manufacturers of internal combustion tractors to avoid hearing damage over extended operating conditions and to improve safe operation.

● Heat and Vibration: With no ignition of gas for power generation, there is no excessive heat nor carbon exhaust by-products. While the electric motor brushes and operating attachments will generate some ambient heat, it is not detectable by the operator or others in the vicinity. The limited moving parts in the electric tractor design minimize vibrations over the multiple linkages, pulleys and belts present in gas-powered tractors.

● Convenience: The patented “Quick-Attach” mechanism that facilitates changing equipment in less than 2 minutes” is competitive with the most advanced attachment designs used on high-end utility tractors. Center-mount mowing decks in all but the most expensive models can take 5-20 minutes to remove and re-install.

● Environmentally-friendly: Given the electric tractor’s absence of exhaust fumes which includes greenhouse gas hydro-carbons and the subsequent high dB noise levels common with gas-powered tractors, the electric tractor is classified as eco-friendly  for both the operator and the working environment.

18.           Please disclose the information required by Regulation S-K Item 101(h)(4)(xi).

This information has been disclosed in the registration statement.

19.           Please revise to provide analysis that compares and contrasts the results of operations for the interim and annual periods presented in your filing. Refer Item 303 of Regulation S-K, as applicable to smaller reporting companies.

The plan of operation has been revised in accordance with this comment.

20.           We note your disclosure that you expect to pay $30,000 per month for drive motors after a single initial payment of $20,000. Please tell us for how many months you expect to pay $30,000.

The Company expects to continue paying $30,000 per month as long as tractors are being produced.

21.           In the last paragraph, please disclose that the auditor’s report raises substantial doubt about your ability to continue as a going concern and describe the potential adverse effect on your business.

The Company has added the disclosure and its potential consequence.

22.           In an appropriate section of your document, please disclose the identity of the CFO mentioned in the last sentence on page 18.

The registration statement has been clarified to identify Richard Zirger as the principal accounting and financial officer.

23.           We note your disclosure on page 16 that your employees include your “CEO, and two Executives.” Please revise your table on page 19 to disclose the two executives other than your CEO.

The Company has revised the table.

24.           We note that your table on page 19 lists Mr. Carr as President, while on page 20 you refer to Mr. Carr as both President and Director. Please revise for consistency.

The Company has revised the table as Mr. Carr is not a director.

25.           Please provide the disclosure required by Regulation S-K Item 404(c)(1)(ii).

This disclosure has been provided.

26.           We note your references on pages 7, 17, and F-10 to loans advanced from shareholders and officers. Please disclose the information required by Regulation S-K Item 404(d).

This disclosure has been provided.

27.           Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Updated financial statements have been included.

28.           Please tell us where you have filed Exhibit 10.1.

Exhibit 10.1 has been filed with the Amended registration statement.

29.           To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the your next amendment.

A currently dated consent is included.

30.           Please indicate below the second paragraph of text required on the Signatures page who signed your document in the capacity of principal financial officer. Refer to Section 6(a) of the Securities Act and Instruction 1 to the Form S-1 Signatures page.

The signature page has been updated.

31.           It appears that your Board of Directors consists of two persons, Messrs. Zirger and Carr. Please include the signatures of at least a majority of your directors in accordance with Section 6(a) of the Securities Act and Instruction 1 to the Form S-1 Signatures page.

As per the Company’s response to Comment 24, Mr. Carr is not a director.

Sincerely,

Richard A. Zirger, CEO
Electric Tractor Corp.